Mail Stop 0511					December 1, 2004


William Tay, President, Secretary, Treasurer and Director
Voorhees Acquisition Corp.
2000 Hamilton Street, #520
Philadelphia, PA  19130-3883

Re:  	Voorhees Acquisition Corp.
        	Registration Statement on Form 10-SB
        	File No.  0-51045
        	Filed November 24, 2004

Dear Mr. Tay:

	    This is to advise you that we have reviewed only that portion of the above registration statement that relates to the disclosure type indicated in this letter and we have the following comment.

Part I

Prior Blank Check Companies, Pages 18-19

1. Revise this section to provide more detailed information about the transaction that resulted in termination of your association with each company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. You should also discuss any affiliated or third party involvement in the transaction.

No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*******

	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact Goldie B. Walker at (202) 942-1986 or me at (202) 942-2999 in regard to any questions pertaining to this letter.

					Sincerely,



					John D. Reynolds, Assistant Director
					Office of Emerging Growth Companies
					Division of Corporation Finance


William Tay, President, Secretary, Treasurer and Director
Voorhees Acquisition Corp.
December 1, 2004
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